United States securities and exchange commission logo





                              October 22, 2021

       John Merris
       Chief Executive Officer
       Solo Brands, Inc.
       1070 S. Kimball Ave. Ste 121
       Southlake, TX 76092

                                                        Re: Solo Brands, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 20,
2021
                                                            File No. 333-260026

       Dear Mr. Merris:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

       Form S-1

       Summary Historical, Combined Historical and Pro Forma Financial Data, page 25

   1. We note that the pro forma amounts of net income (loss) attributable to noncontrolling interest, net income
(loss) attributable to Solo Stove Holdings, LLC, and net income (loss)
                                                        per unit for the year
ended December 31, 2020 and six months ended June 30, 2021 do not match the pro forma
statements of operations on pages 92 and 93. Please reconcile.
   2. We note material amounts of unit based compensation expense as adjustments in the reconciliations of pro
forma adjusted net income and pro forma adjusted EBITDA on
                                                        pages 29 and 30. Please
revise to include a footnote to fully explain the nature of these adjustments including
any calculations or disclosure of assumptions relevant to an investor's
understanding.
 John Merris
Solo Brands, Inc.
October 22, 2021
Page 2
Dilution, page 84

3. We note inconsistencies in your dilution calculations. Please address the following:
          Your net tangible pro forma book value at June 30, 2021 of $378.9 million does not remove your intangible assets, goodwill and current liabilities from the calculation.
         Please revise.
          The table at the bottom of page 84 calculating pro forma net tangible book value per share before the offering has errors in the amounts of total liabilities in that it excludes current liabilities and noncontrolling interests does not match noncontrolling interests on page 91 of $162,110. Additionally, it appears that you have added, not subtracted, Noncontrolling interest in calculating pro forma net tangible book value before the offering. Please advise or revise.
          Provide us with your calculation of net tangible book value after the offering at June
         30, 2021 of $12.4 million and $(0.53) per share considering you have a positive pro forma net tangible book value and a negative pro forma net tangible book value per share depicted.
          Notwithstanding the comment above, you appear to have calculated a negative pro forma net tangible book value after giving effect to the offering of ($0.53) such that your dilution to per share to new Class A Common Stock investors would exceed the offering price per share rather than the per share dilution of $14.97 disclosed. Please advise or revise.
Unaudited Pro Forma Consolidated Financial Information, page 87

4. We note in adjustment 2.a. your reclassification of the Continuing LLC holders interests to noncontrolling interests. We further note from page 15 that the Continuing LLC holders may redeem their LLC interests for shares of Class A Common stock or a cash payment at their election. In this regard, please tell us what consideration you gave to classifying these interests in temporary equity. Refer to ASC
480-10-S99-3A.
       You may contact Heather Clark at (202) 551-3624 or Mark Rakip at (202) 551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Merris
                                                           Division of
Corporation Finance
Comapany NameSolo Brands, Inc.
                                                           Office of
Manufacturing
October 22, 2021 Page 2
cc:       Ian D. Schuman
FirstName LastName